UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number:  001-14655

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REHABCARE GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REHABCARE GROUP, INC.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

REHABCARE GROUP, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the RehabCare Group, Inc. 401(k) Employee Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
June 15, 2010

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Cash and cash equivalents	$9,933,670	$9,146,433
Mutual funds	77,901,035	57,860,527
RehabCare Group, Inc. common stock	4,471,293	2,283,551
Self-directed brokerage accounts	953,487	2,184,680
Common collective trusts	17,629,999	11,165,074
Other investments	—	177
Total investments, at fair value	110,889,484	82,640,442

Participant loans	1,579,489	1,200,344

Receivables:
Participants’ contributions	470,061	403,855
Employer contribution	179,553	152,949
Accrued interest and dividends	123	47,606
Total receivables	649,737	604,410
Net assets available for plan benefits	$113,118,710	$84,445,196

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
RehabCare Group, Inc. common stock realized gains (losses), net	$209,300	$(170,957)
Other investment realized gains (losses), net	3,011,179	(2,929,493)
Unrealized appreciation (depreciation), net	16,819,404	(28,720,558)
Total appreciation (depreciation) of investments, net	20,039,883	(31,821,008)
Interest and dividends:
Cash dividends	1,670,212	1,305,317
Interest	783,130	747,130
Other income (loss)	309,579	(410,729)
Total investment income (loss)	22,802,804	(30,179,290)

Contributions:
Participants	15,394,212	15,833,134
Employer	4,034,767	4,000,489
Rollover of plan assets from previous employers	722,676	1,373,816
Total contributions	20,151,655	21,207,439

Deductions:
Benefits paid to participants	(13,876,126)	(10,545,686)
Administrative fees	(404,819)	(251,816)
Total deductions	(14,280,945)	(10,797,502)
Net change in assets available for plan benefits	28,673,514	(19,769,353)

Net assets available for plan benefits:
Beginning of year	84,445,196	104,214,549
End of year	$113,118,710	$84,445,196

See accompanying notes to financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The following description of the RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

Effective June 1, 1991, RehabCare Group, Inc. (the Company) established the Plan, a defined contribution plan for the benefit of its eligible employees.  Effective July 1, 2007, the Plan was restated to incorporate prior amendments.  No significant amendments were made to the Plan in 2008 or 2009.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Effective June 1, 2004, employees are eligible to participate in the Plan on the first day of the month following employment.  Prior to June 1, 2004, employees who had attained age 21 were eligible to participate in the Plan on the first day of the month following the completion of one year of employment.

Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 75% of eligible compensation, to the Plan up to the maximum allowable under current Internal Revenue Service regulations ($16,500 in 2009 and $15,500 in 2008).  Participant contributions under the Plan are exempt from Federal income taxes.  Participants may also contribute amounts representing distributions from other qualified retirement plans.  The Company may make discretionary contributions to match the participants’ contributions.  During the years ended December 31, 2009 and 2008, the Company’s discretionary contribution was 50% of the first 4% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant may direct their account balance into one or more of the 17 investment options offered by the Plan or a self-directed investment option.  The self-directed investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds.

Vesting

Each participant is 100% vested in his or her contributions and earnings thereon. The vested percentage of each participant’s Company contribution and earnings thereon is determined in accordance with the following table:

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Vested
Number of years of service	percentage

Less than 1 year of service	0%
1 or more years of service	100%

    The term “year of service” in the above table means any calendar year in which the participant completes at least 1,000 hours of service.

    Participant Loans

The Plan has a loan program for its participants. When added to the outstanding balance of all other loans to a participant, a loan may not exceed the lesser of: (a) 50% of the vested portion of their account balance or (b) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding one-year period over the outstanding loan balance on the date the loan was made. Loans may be outstanding for up to five years. Principal and interest is paid ratably through payroll deductions. The interest rate charged to participants is a fixed rate equal to the prime rate on the date the loan is issued. Any loans outstanding shall become due and payable in full at the end of the calendar quarter following a participant’s termination. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 3.3% to 9.3% as of December 31, 2009.

    Distribution of Plan Benefits

Upon termination of service, each participant may elect to have his or her benefits distributed in either a lump-sum amount or installment payments.

    Plan Fees and Commissions

Investment management fees and loan administration fees are charged directly to the participants’ accounts.  Effective January 1, 2008, plan administration fees are also charged to the participants’ accounts.  Total fees paid by the Plan amounted to $404,819 and $251,816 for the years ended December 31, 2009 and 2008, respectively.

    Participation Forfeitures

Amounts representing forfeitures are periodically used to reduce the Company’s future contributions.  For the years ended December 31, 2009 and 2008, forfeited nonvested amounts totaled approximately $66,000 and $54,000, respectively.

(2)	Summary of Significant Accounting Policies

    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.  Certain prior year amounts have been reclassified to conform to current year presentation.

    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair values of the Plan’s investments in money market funds (cash equivalents), mutual funds, self-directed brokerage accounts and the Company’s common stock are based on quoted market prices.  Investments in common collective trusts are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Any unrealized appreciation or depreciation for the period is reflected in the statements of changes in net assets available for plan benefits.  Interest income is recorded as earned on the accrual basis.

Valuation of Participant Loans and Receivables

Participant loans are recorded at amortized cost, unpaid principal plus accrued interest.  The carrying values of receivables approximate fair value due to their relatively short-term nature.

    New Accounting Pronouncements

During the third quarter of 2009, the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC” or “Codification”) became the Plan’s single official source of authoritative GAAP (other than guidance issued by the Securities and Exchange Commission), superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature.  All other non-grandfathered, non-SEC accounting literature not included in the Codification is now considered non-authoritative.  The FASB will not issue new standards in the form of Statements or FASB Staff Positions.  Instead, it will issue Accounting Standards Updates (“ASUs”).

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2009-12 is effective for periods ending after December 15, 2009.  This new standard requires the Plan to disclose information about fair value measurements of investments in certain entities that calculate net asset value per share or its equivalent.  See Note 4 for the Plan’s required disclosures.  The Plan’s adoption of this standard did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.”  This standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The portion of this standard related to these items will be effective for the Plan in 2010.  In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements.  The portion of this standard related to this item will be effective for the Plan in 2011.  The adoption of this standard is not expected to have a significant impact on the Plan’s financial statements.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and/or December 31, 2008:

	2009	2008
Investments at fair value as determined by quoted
market price
Mutual funds:
Columbia Acorn	$8,867,779	$6,155,252
First Eagle Overseas	10,395,048	9,327,434
Growth Fund of America	14,614,573	11,752,922
Pimco Total Return Fund	13,772,921	10,380,335
Schwab S&P 500 Index	9,708,288	7,177,100
Schwab Managed Retirement 2030	6,140,026	3,633,633
Schwab Managed Retirement 2040	5,846,001	3,329,062
Sound Shore Fund	7,185,065	4,784,121
Money market mutual fund:
Schwab Value Advantage Fund	9,933,474	9,145,977

The following table presents the net appreciation (depreciation) of investments (including investments bought, sold, and held during the year) for the years ended December 31, 2009 and 2008:
	2009	2008
Mutual funds	$14,070,472	$(25,878,717)
Common stock – RehabCare Group, Inc.	2,304,695	(1,087,481)
Common collective trusts	3,664,716	(4,854,810)
	$20,039,883	$(31,821,008)

(4)	Fair Value Measurements

The Plan uses a three-level fair value hierarchy that characterizes the valuation of its investments based on the observability of the inputs utilized in the valuation:  Level 1 - inputs are quoted prices in active markets for the identical assets or liabilities; Level 2 - inputs other than quoted prices that are directly or indirectly observable through market-corroborated inputs; and Level 3 - inputs are unobservable, or observable but cannot be market-corroborated, requiring assumptions about pricing by market participants.  The following tables set forth information for each of the Plan’s investments which are measured at fair value on a recurring basis:

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

	December 31, 2009
	Carrying	Fair Value Measurements
	Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,933,670	$9,933,670	$—	$—
Mutual funds	77,901,035	77,901,035	—	—
RehabCare common stock	4,471,293	4,471,293	—	—
Self-directed brokerage accounts	953,487	953,487	—	—
Common collective trusts	17,629,999	—	17,629,999	—
Total investments, at fair value	$110,889,484	$93,259,485	$17,629,999	$—

	December 31, 2008
	Carrying	Fair Value Measurements
	Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,146,433	$9,146,433	$—	$—
Mutual funds	57,860,527	57,860,527	—	—
RehabCare common stock	2,283,551	2,283,551	—	—
Self-directed brokerage accounts	2,184,680	2,184,680	—	—
Common collective trusts	11,165,074	—	11,165,074	—
Other investments	177	—	—	177
Total investments, at fair value	$82,640,442	$71,475,191	$11,165,074	$177

The level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Cash and cash equivalents:  These investments primarily consist of money market mutual funds, which are valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Mutual funds:  This category consists of publicly traded funds of registered investment companies.  The mutual funds invest primarily in marketable equity and fixed income securities.  The fair value of these investments is based on the market price quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

RehabCare common stock:  RehabCare common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Self-directed brokerage accounts:  These investments are valued by the trustee based on quoted market prices obtained from national securities exchanges and are classified within level 1 of the valuation hierarchy.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Common collective trusts:  The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. There are no restrictions on the redemption of these investments. Common trusts are classified as Level 2 within the valuation hierarchy.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

Other Investments
Balance, January 1, 2008	$992
Purchases, sales, issuances and settlements (net)	(815)
Balance, December 31, 2008	177
Purchases, sales, issuances and settlements (net)	(177)
Balance, December 31, 2009	$—

(5)	Related-Party Transactions

Certain Plan investments are in funds managed by Schwab Retirement Plan Services, Inc.  Schwab Retirement Plan Services, Inc. is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, Plan investments include shares of RehabCare Group Inc. common stock.  RehabCare Group, Inc. is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to a participant’s deferral account will be fully vested.

(7)	Tax Status

The Plan obtained its latest determination letter on April 24, 2009, in which the Internal Revenue Service stated the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and is, therefore, not subject to federal income taxes under present income tax laws.  Therefore, no provision for income taxes has been made in the accompanying financial statements.

(8)	401(k) Employee Savings Plan Committee and Trustees of the Plan

The Plan provides for a 401(k) committee, chaired by the Company’s chief financial officer, who acts as the plan administrator with representatives from the Company’s finance, human resources, and legal departments. Schwab Retirement Plan Services, Inc. was the trustee and recordkeeper for the Plan in 2009.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(10)	Subsequent Events

Effective January 1, 2010, State Street Bank and Trust Company became the new trustee for the Plan and Diversified Investment Advisors, Inc. became the new recordkeeper for the Plan.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Schwab Money Market Fund	Money market mutual fund	$196
*	Schwab Value Advantage Fund	Money market mutual fund, 9,933,474 shares	9,933,474
*	RehabCare Stock Fund	Common stock, 146,937 shares	4,471,293
	Personal Choice Retirement Accounts	Self-directed brokerage accounts	953,487
	Alger Small Cap Growth	Mutual fund, 96,854 shares	2,146,285
	Columbia Acorn	Mutual fund, 359,310 shares	8,867,779
	Davis New York Venture Fund A	Mutual fund, 108,557 shares	3,363,096
	First Eagle Overseas	Mutual fund, 534,175 shares	10,395,048
	Growth Fund of America	Mutual fund, 542,687 shares	14,614,573
	JP Morgan Mid Cap Value Select	Mutual fund, 240,347 shares	4,595,430
	Pimco Total Return Fund	Mutual fund, 1,275,270 shares	13,772,921
*	Schwab S&P 500	Mutual fund, 559,878 shares	9,708,288
	Sound Shore Fund	Mutual fund, 251,402 shares	7,185,065
	Thornburg International Value	Mutual fund, 128,205 shares	3,252,550
*	Schwab Managed Retirement 2010	Common Collective Trust, 81,823 shares	1,206,883
*	Schwab Managed Retirement 2020	Common Collective Trust, 251,500 shares	3,840,402
*	Schwab Managed Retirement 2030	Common Collective Trust, 392,083 shares	6,140,026
*	Schwab Managed Retirement 2040	Common Collective Trust, 374,024 shares	5,846,001
*	Schwab Managed Retirement Inc	Common Collective Trust, 50,438 shares	596,687
	Participant loans	Interest rates range from 3.3% to 9.3%, 316 loans	1,579,489
			$112,468,973

*  Represents a party-in-interest transaction allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REHABCARE GROUP, INC.
401(k) EMPLOYEE SAVINGS PLAN
(Name of plan)

June 15, 2010	/s/ jay w. shreiner
(Date)	Jay W. Shreiner
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP dated June 15, 2010